BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

January 12, 2017

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation
Amendment No. 19 to Registration Statement on Form S-1
Filed December 15, 2016
File No. 333-204811

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated January 5, 2017 (the “Comment Letter”), to Mark Elliott, Chief Executive Officer of Boxlight Corporation (f/k/a Logical Choice Corporation) (the “Company”) regarding Amendment 19 to the Registration Statement on Form S-1, filed by the Company on December 15, 2016.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter).

Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 20 to the Registration Statement on Form S-1.

Index to Financial Statements, page 75

1.	We note that you removed Boxlight Group’s interim financial statements from this filing. To comply with Item 8-04 of Regulation S-X, please revise the filing to include Boxlight Group’s interim financial statements as of and for the six months ended June 30, 2016.

Response: We have added Boxlight Group’s interim financial statements as of and for the six months ended June 30, 2016 to our filing.

Report of Independent Registered Public Accounting Firm, page F-55

2.	We note on page 1 that you completed a .948207171 stock split on December 13, 2016. Please explain to us why your independent auditor did not dual-date and reference the stock split in its opinion in consideration of PCAOB AU 530.05. In this regard, please tell us why you have not disclosed this subsequent event within Note 10 on page F-67 or Note 15 on page F-70.

Response: Our independent auditor has revised their opinion to dual date and reference the stock split. We have revised our financial statements to properly disclose this subsequent event within Note 10.

Sincerely,

/s/ Mark Elliott
Mark Elliott
Chief Executive Officer
Boxlight Corporation